Filed pursuant to Rule 433
Dated September 30, 2013
Registration Statement No. 333-184794

What you need to know You lock in a fixed rate for the term when you invest. You must hold the note until maturity to avoid a penalty for early redemption. There is no secondary market in GE Capital Select term notes and the notes cannot be transferred The investment is not a bank product and is not FDIC insured.GE Capital select term notes are a direct investment in the senior unsecured corporate debt of General electric Capital Corporation. GE Capital Select term notes are not a bank deposit, money market account or certificate of deposit and are not FDIC insured. It is possible to lose money if GE Capital is unable to pay its debts. When you invest in GE Capital Select term notes you agree to invest for the stated term of the security. Please see the prospectus for important investment information, including information an applicable penalties if notes are redeemed prior to their stated maturity. The issuer has filed a registration statement (including a prospectus) (Registration Statement No. 333-184794) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to mail you the prospectus if you request it by calling toll free 1-800-433-4480.GECS113 {09/13}GE Capital Invest Direct GE Capital Select term notes A convenient investment that generates a steady rate of return over a fixed term. If you are interested in the potential to earn a fixed rate of interest for a specific period of time, and do not need access to the money you invest, consider GE Capital Select term notes. Rates as of 9/16/13

Filed pursuant to Rule 433
Dated September 30, 2013
Registration Statement No. 333-184794

GE Capital Select term notes

GE Capital Select term notes are a direct investment in the unsecured debt of General Electric Capital Corporation. Unlike GE Interest Plus, GE Capital Select term notes must be held for a fixed period of time and must be held to maturity to avoid penalty for early redemption.* **Consider this investment only if you are comfortable investing directly in the corporate debt of GE Capital and are prepared to hold the entire investment until maturity.**

You can invest a minimum of $1,000 up to a maximum of $5,000,000 and can choose whether to have interest paid to you monthly or at maturity. Take a look at our current note offerings and the rates offered at our rate table below.

Available Terms and Interest Rates as of 9/16/13

Note Term	Rate (%)**	Yield (%)***
1 year	1.25%	**1.26%**
2 year	1.30%	**1.31%**
3 year	1.50%	**1.51%**
4 year	1.70%	**1.71%**
5 year	2.05%	**2.07%**

*If you redeem prior to maturity you will incur a 5% early redemption penalty and will only receive 95% of the aggregate principal amount of your initial investment amount (plus 100% of any accrued and unpaid interest and the principal amount of all notes acquired upon the investment of previously paid interest). See the prospectus and supplements found at our website **www.gecapitalinvestdirect.com** for more information.

** The rate for the term you choose may change at any time. Your interest rate will only be set once you fund your investment, and at that time, you will receive the highest rate posted in the 7 calendar days immediately preceding the date your investment is funded. If this rate is unacceptable to you, you will have 10 calendar days after your investment is funded to cancel your investment without incurring a penalty for early redemption.

*** Yield reflects the annual rate of return on your investment. It assumes that interest is accrued and compounded daily and the note and all interest is held to maturity.

How Do GE Capital Select Term Notes Differ From GE Interest Plus?

When you invest in **GE Capital Select term notes**, you are investing a fixed amount of money in a fixed rate term note. This means that you are paid a fixed rate of interest and agree not to redeem your investment for a specific period of time.

When you invest in **GE Interest Plus notes**, you are investing in a variable rate demand note. This means that the note pays a floating rate of interest and is redeemable by you at any time without penalty. The interest rate offered by GE Interest Plus varies and may be reset as often as weekly, as determined by the GE Interest Plus Committee. You are able to add to or redeem your GE Interest Plus investment by check, ACH transfer and wire.

How To Invest

GE Capital Select term notes are available to individual, joint tenants, custodial investors and personal trust investors. The notes are *not* available to business investors. To establish an investment, you must be 18 years or older and reside in the United States.

To invest, carefully read the prospectus and supplements found at our website **www.gecapitalinvestdirect.com**. If you determine that an investment is appropriate for you, you may apply for an investment online. Depending on the type of registration, you may fund your investment electronically from a bank account you designate or a current GE investment maintained in your name, or you can mail in a check. Once you open your investment, you will be able to view it online through the GE Capital Invest Direct eService website.